Prospectus Supplement Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-233828

Warrants to Purchase 3,200,000 Shares of Common Stock
(and up to 3,200,000 Shares of Common Stock Issuable Upon Exercise of Such Warrants)
PROSPECTUS SUPPLEMENT NO. 1
DATED MARCH 2, 2020
(To Prospectus Dated October 21, 2019)

This Prospectus Supplement No. 1, dated March 2, 2020 (“Supplement No. 1”), filed by Bionano Genomics, Inc. (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated October 21, 2019 (as amended and supplemented from time to time, the “Prospectus”), as part of the Company’s Form S-1 Registration Statement declared effective by the Securities and Exchange Commission on October 21, 2019. This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto. The Prospectus, as amended by this Supplement No. 1, relates to the offering of warrants to purchase up to an aggregate of 3,200,000 shares of our common stock (collectively, the “Warrants”) (and the shares of common stock issuable from time to time upon exercise of these warrants) pursuant to the terms of the Agreement (as defined below).

On March 2, 2020, we entered into a warrants amendment and agreement (the “Agreement”) with certain holders of the Warrants (the “Holders”) whereby we agreed (i) to amend Warrants held by the Holders and exercisable for up to an aggregate of 3,200,000 shares of common stock to reduce the exercise price of such Warrants in the event of a cash exercise (and not a cashless exercise) to $0.75 per share from the time of our delivery of this Supplement No. 1 to the Holders until 9:15 a.m. Eastern Time on the business day following the date of such delivery (the “Modified Exercise Price Term”) and (ii) that if and only if a Holder exercises for cash all of its Warrant as amended pursuant to the Agreement before the end of the Modified Exercise Price Term, we will issue to such Holder a new warrant in the form attached to the Agreement (the “New Warrants”), in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act, which New Warrant shall be initially exercisable for the same number of shares of common stock issued to Holder pursuant to the exercise of such Warrant during the Modified Exercise Price Term, at an exercise price of $1.06 per share. The New Warrants will be exercisable commencing on the six-month anniversary of the issuance date for a period of five years thereafter.

Accordingly, this Supplement No. 1 amends and supplements the Prospectus to reflect an amendment of the exercise price of the Warrants held by the Holders during the Modified Exercise Price Term from $0.86 per share of common stock to $0.75 per share of common stock in accordance with the terms of the Agreement. Following the Agreement, if all of the Warrants that were amended pursuant to the Agreement are exercised for cash during the Modified Exercise Price Term, we would receive gross proceeds of $2.4 million.

The information in this Supplement No. 1 modifies and supersedes, in part, the information contained in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 1. We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Company’s common stock is traded on the Nasdaq Capital Market under the symbol “BNGO.” On March 2, 2020, the closing sale price of the Company’s common stock was $1.25 per share.

Investing in the Company’s securities involves risks. Before making any investment in the Company’s securities, you should read and carefully consider risks described in the “Risk Factors” section in the Prospectus and in the Company’s most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is March 2, 2020